

September 25, 2014

Via Email
Laurie L. Latham
Chief Financial Officer
Quest Resource Holding Corporation
6175 Main Street, Suite 420
Frisco, Texas 75034

> **Re:** **Quest Resource Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 333-152959**

Dear Ms. Latham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis as to how you determined your smaller company reporting status. For guidance, please refer to the definition of a smaller reporting company pursuant to Rule 12b-2 under the Exchange Act. In this regard, we note that your public float as of the last business day of the quarterly period ended June 30, 2014, appears to have been well over $75 million.

Liquidity and Capital Resources, page 27

2. Given your recurring working capital deficit, net losses, and net cash used rather than generated from operating activities, please expand your disclosures to address the following:

- Clearly identify all sources of cash, including amounts available to borrow under your financing arrangements as of the latest balance sheet date; and

- Disclose whether you expect your current sources of cash to be sufficient to meet your liquidity needs for the next 12 months. If you do determine that these sources of cash are sufficient, please address your basis for making this determination.

Refer to Item 303(a)(1) and (2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief